[Letterhead of Sutherland Asbill & Brennan LLP]

February 10, 2009

VIA EDGAR

James E. O’Connor, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Keating Capital, Inc.
Registration Statement on Form N-2 filed February 10, 2009

Dear Mr. O’Connor:

On behalf of Keating Capital, Inc. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2, filed with the Commission on February 10, 2009 (the “Registration Statement”), selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s registration statement on Form 10 (File No. 0-53504), initially filed with the Commission under the Securities Exchange Act of 1934, as amended, on November 20, 2008 (the “Form 10”), except for (i) the inclusion of information specific to the terms and conditions of a proposed continuous offering of common stock to be conducted pursuant to the Registration Statement; (ii) the updating of financial information and certain other data reflecting the Company’s operations for the period from May 9, 2008 (inception) through December 31, 2008; and (iii) the inclusion of certain additional information specified by Form N-2 that was not required to be included in the Form 10.

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If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus